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Securian Financial Group, Inc.
400 Robert Street North
St. Paul, MN 55101-2098
www.securian.com
651.665.3500

February 27, 2013

VIA EDGAR

Securities and Exchange Commission                              [Securian Logo]
Division of Investment Management
Office of Insurance Products
100 F Street NE
Washington, DC 20549-4644

RE: Post-Effective Amendment pursuant to Rule 485(a)
    Variable Annuity Account
    File Numbers: 333-91784 and 811-04294

Dear Ladies and Gentlemen:

The accompanying post-effective amendment to the Registration Statement on Form N-4 for the above-referenced Variable Annuity Account (the "Registrant") is being filed electronically with the Securities and Exchange Commission via the Commission's EDGAR system. The amendment is being filed pursuant to Rule 485(a) under the Securities Act of 1933 (the "1933 Act") and the Investment Company Act of 1940 (the "1940 Act"). In that regard, the Registrant requests that this filing become effective May 1, 2013.

The Registration Statement is being amended to modify the allocation options available with optional living benefit riders. These revisions are substantially similar to our other post-effective amendments recently filed (File Nos. 333-136242, 333-111067, 333-140230 and 333-182763).

Any questions or comments regarding this filing may be directed to the undersigned at (651) 665-4145.

Sincerely,

/s/ Daniel P. Preiner

Daniel P. Preiner
Counsel